SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 14 October, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the "Bank")
Deleveraging Plan Update
BOI divests of circa €5.0 billion of loans with no adverse impact on the Group's Core Tier 1 capital ratio

14 October  2011

At the announcement of our interim results on 10 August 2011, the Bank outlined that the Group proposed to divest of circa €10 billion of its non-core loan portfolios by 31 December 2013 and that initiatives were on track with sales processes underway in respect of a number of these non-core loan portfolios.  Today we can update the market in relation to divestments totaling circa. €5.0 billion of these non-core loan portfolios.

US Commercial Real Estate Loan Portfolio

The Bank has recently completed the sale of a portfolio of its loans secured on commercial real estate assets in the US to Wells Fargo Bank N.A.  The par value of these assets is circa. US$1.13 billion and the price received reflected the high quality of the portfolio.

UK Commercial Real Estate Loan Portfolio

The Bank has agreed to sell circa. Stg£1.33 billion of loans secured on commercial property in the UK to Kennedy Wilson and institutional partners.  The consideration for these loans is circa. Stg£1.07 billion.

UK Mortgage Loan Portfolio

The Bank has agreed to sell circa. Stg£1.23 billion of mortgages secured on residential property assets in the UK to The Mortgage Works (UK) plc, a wholly owned subsidiary of Nationwide Building Society.  The consideration for these loans is circa. Stg£1.13 billion.

Project Finance

The Bank has agreed to sell a portfolio of Project Finance loans with total drawn and undrawn commitments of circa €0.67 billion to GE Energy Financial Services for a price of c. 92% of these commitments.  Based on total drawings on these loans of €0.57 billion at 30 September 2011, the consideration represents 89% of the drawn amount.  These loans relate to a portfolio of conventional and renewable energy assets across North America, UK, Continental Europe and the Middle East.

UK Corporate Banking

Proactive management by the Bank has resulted in a reduction of circa €0.7 billion at or close to par in the non-core element of its UK Corporate Banking portfolio since 31 December 2010.

Use of Proceeds and Capital Implications

The total proceeds from these divestments of circa €4.54 billion (before taking account of transaction and related costs) will reduce the Bank's funding from Monetary Authorities in line with the Bank's deleveraging plan.

The Bank's incremental capital requirement arising from the 2011 PCAR of €4.2 billion (including a regulatory buffer of €0.5 billion) was set to cover, inter alia, a conservative estimate of losses arising from deleveraging under an adverse stress scenario.  The capital impacts of the divestments set out above are lower than those assumed by the Bank in preparing its own financial targets and are also within those base case discounts assumed as part of the 2011 Prudential Capital Assessment Review ("PCAR") and Prudential Liquidity Assessment Review ("PLAR") processes.

The combined impact of these disposals will be neutral to the Group's Core Tier 1 ratio.

The Group continues to make good progress in relation to the sales processes in respect of other non-core loan portfolios including being in advanced discussions with potential purchasers in relation to its Burdale assets and other loan assets within its project finance loan portfolio.

Note 1:

Some of these divestments are conditional on receipt of certain regulatory clearances and consents and are expected to close in the coming months.

For further information please contact:

Bank of Ireland
Tony Joyce	Head of Group Investor Relations	+353 (0)766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  14 October, 2011